UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment 2)*

Meetinghouse Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

58514H 109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58514H 109	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Meetinghouse Bank Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 30,531
	6	Shared Voting Power 15,756
	7	Sole Dispositive Power 46,287
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,287
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 7.0% of 661,250 shares of Common Stock outstanding as of December 31, 2014.
12	Type of Reporting Person (See Instructions) EP

CUSIP NO. 58514H 109	13G	Page 3 of 5 Pages

Item 1

(a)	Name of Issuer

Meetinghouse Bancorp, Inc.

(b)	Address of Issuer's Principal Executive Offices

2250 Dorchester Avenue
Dorchester, Massachusetts 02124

Item 2

(a)	Name of Person Filing

Meetinghouse Bank
Employee Stock Ownership Plan

Trustee: Community Bank of Pleasant Hill d/b/a
First Trust of MidAmerica
1901 Frederick Avenue, Suite 100
St. Joseph, Missouri 64501

(b)	Address of Principal Business Office

2250 Dorchester Avenue
Dorchester, Massachusetts 02124

(c)	Citizenship or Place of Organization

See Page 2, Item 4.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

See Page 1.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

(f) [X] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP NO. 58514H 109	13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.
(b)	Percent of class: See Page 2, Item 11.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Page 2, Item 5.
(ii)	Shared power to vote or to direct the vote: See Page 2, Item 6.
(iii)	Sole power to dispose or to direct the disposition of: See Page 2, Item 7.
(iv)	Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 58514H 109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEETINGHOUSE BANK EMPLOYEE STOCK OWNERSHIP PLAN

Date: February 11, 2015	By: Community Bank of Pleasant Hill d/b/a First Trust of MidAmerica, as Trustee

/s/ Gerald Lau
Name: Gerald Lau
Title: Vice President